Exhibit 99.1

Ninetowns Announces Appointment of New Independent Board Member
Tuesday July 8, 5:37 am ET

BEIJING, July 8 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News; "Ninetowns" or the "Company"), one of China's leading providers of online solutions for international trade, announced today that its board of directors has appointed Mr. Martin Cheung as an independent director and the Chairperson of the Audit Committee, effective June 27, 2008.

Commenting on the appointment, Chief Executive Officer of Ninetowns, Mr. Shuang Wang said, "We are very pleased to welcome Martin to the board. With his extensive experience in finance and accounting, Martin will add tremendous value and guidance to Ninetowns. We hope to leverage Martin's strong financial insights in bolstering Ninetowns' financial reporting and internal controls."

Mr. Cheung is currently a director of Norstar Automobile Industrial Holding Limited, a position he has held since June 2008. He also currently serves as an independent non-executive director of Mascotte Holdings Limited and Hong Long Holdings Limited, both of which are companies with securities listed on the Hong Kong Stock Exchange. Mr. Cheung is a member of the American Institute of Certified Public Accountants and is a Certified Public Accountant of Australia. From March 2005 to June 2008, Mr. Cheung was a director at Grant Thornton Corporate Finance Limited. From September 2002 to March 2005, Mr. Cheung was an executive vice president at Japan Asia Securities. From March 1994 to August 2002, Mr. Cheung was a vice president of Daiwa Securities. From August 1991 to March 1994, Mr. Cheung was a senior auditor at Deloitte Touche Tohmatsu. Mr. Cheung obtained a bachelor's degree in Social Sciences from the University of Hong Kong in 1991, a master's degree in Accounting from Curtin University of Technology, in Perth, Australia in 1997 and a master's degree in Finance (Investment Management) from the Hong Kong University of Science and Technology in 2001.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e-filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at http://www.ninetowns.com/english.

Forward-Looking Statements

Certain statements in this press release, including statements relating to the expected non-cash impairment charge and the Chinese government's future promotional plans for its free software, include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

    For more information, please contact:

     Helen Wu
     Investor Relations
     Ninetowns Internet Technology Group Company Limited
     Tel:   +86-10-6589-9287
     Email: ir@ninetowns.com

     Investor Relations (US):
     Mahmoud Siddig, Director
     Taylor Rafferty
     Tel:   +1-212-889-4350
     Email: ninetowns@taylor-rafferty.com

     Investor Relations (HK):
     Ruby Yim, Managing Director
     Taylor Rafferty
     Tel:   +852-3196-3712
     Email: ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited